UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tuniu Corporation

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three Class A ordinary shares.

1	Names of Reporting Persons Gobi Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 17,819,571 Class B ordinary shares.
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 17,819,571 Class B ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,571 Class B ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%(1)
12	Type of Reporting Person PN

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer and reserved for future exercise of options or vesting of other awards granted under the Issuer’s share incentive plans. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	Names of Reporting Persons Gobi Ventures, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 17,819,571 Class B ordinary shares
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 17,819,571 Class B ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,571 Class B ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%(1)
12	Type of Reporting Person CO

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer and reserved for future exercise of options or vesting of other awards granted under the Issuer’s share incentive plans. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	Names of Reporting Persons Wai Kit Lau
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 17,819,571 Class B ordinary shares
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 17,819,571 Class B ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,571 Class B ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%(1)
12	Type of Reporting Person HC IN

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer and reserved for future exercise of options or vesting of other awards granted under the Issuer’s share incentive plans. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	Names of Reporting Persons Chuan Chung Wang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Taiwan (Republic of China)
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 17,819,571 Class B ordinary shares
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 17,819,571 Class B ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,571 Class B ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%(1)
12	Type of Reporting Person HC IN

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer and reserved for future exercise of options or vesting of other awards granted under the Issuer’s share incentive plans. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	Names of Reporting Persons Jiang Tao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 17,819,571 Class B ordinary shares.
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 17,819,571 Class B ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,571 Class B ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%(1)
12	Type of Reporting Person HC IN

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer and reserved for future exercise of options or vesting of other awards granted under the Issuer’s share incentive plans. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

1	Names of Reporting Persons Zhu Lin
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0
		6	Shared Voting Power 17,819,571 Class B ordinary shares.
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 17,819,571 Class B ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,571 Class B ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%(1)
12	Type of Reporting Person HC IN

(1)  Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer and reserved for future exercise of options or vesting of other awards granted under the Issuer’s share incentive plans. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Item 1(a).	Name of Issuer: Tuniu Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: Tuniu Building No. 699-32 Xuanwudadao, Xuanwu District Nanjing, Jiangsu Province 210042 People’s Republic of China

Item 2(a).

Name of Person Filing:
This Schedule 13G is being filed jointly by Gobi Fund II, L.P., a limited partnership organized under the laws of Cayman Islands (“Gobi II”), Gobi Ventures, Inc., a company organized under the laws of British Virgin Islands (“Gobi Ventures”), Wai Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

Gobi II directly holds 17,819,571 Class B ordinary shares of Tuniu Corporation (“Issuer”).  Gobi Ventures is the general partner of Gobi II as well as one of its limited partners. Wai Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin each beneficially owns 30%, 30%, 20% and 20% of Gobi Ventures, respectively. Because of their relationship to Gobi II, each of Gobi Ventures, Wat Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin may be deemed to beneficially own the Class B ordinary shares of the Issuer directly held by Gobi II pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of Gobi Ventures, Wai Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin hereby disclaims any beneficial ownership of the ordinary shares of the Issuer directly held by Gobi II, except to the extent of their respective pecuniary interest therein.

Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Gobi Fund II, L.P.

Harbour Place, 2nd Floor

103 South Church Street

P.O. Box 472, George Town

Grand Cayman KY1-1106

Cayman Islands

Gobi Ventures, Inc.

Suite 801, 8/F

Chinachem Century Tower

178 Gloucester Road, Wanchai

Hong Kong

Wai Kit Lau

Building 7, Innovation Park

399 Keyuan Road

Shanghai, 201203

People’s Republic of China

Chuan Chung Wang

No. 1, Section 311, National Road

Longtan Township, Taoyuan County

Taiwan

Jiang Tao

Building 7, Innovation Park

399 Keyuan Road

Shanghai, 201203

People’s Republic of China

Zhu Lin

Building 7, Innovation Park

399 Keyuan Road

Shanghai, 201203

People’s Republic of China

Item 2(c).	Citizenship: See item 4 of each of the cover pages
Item 2(d).

Title of Class of Securities:
Ordinary shares, including Class A Ordinary Shares and Class B Ordinary Shares of par value of $0.0001 per share.

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class A ordinary share is entitled to one vote per share, whereas each Class B ordinary share is entitled to ten votes per share.

Item 2(e).	CUSIP No.: 89977P106 This CUSIP number applies to the American Depositary Shares of the Issuer, each representing three ordinary shares of the Issuer, par value $0.0001 per share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of the Issuer by the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class *:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Gobi II	17,819,571 Class B ordinary shares	9.3%	0	17,819,571 Class B ordinary shares	0	17,819,571 Class B ordinary shares
Gobi Ventures	17,819,571 Class B ordinary shares	9.3%	0	17,819,571 Class B ordinary shares	0	17,819,571 Class B ordinary shares
Wai Kit Lau	17,819,571 Class B ordinary shares	9.3%	0	17,819,571 Class B ordinary shares	0	17,819,571 Class B ordinary shares
Chuan Chung Wang	17,819,571 Class B ordinary shares	9.3%	0	17,819,571 Class B ordinary shares	0	17,819,571 Class B ordinary shares
Jiang Tao	17,819,571 Class B ordinary shares	9.3%	0	17,819,571 Class B ordinary shares	0	17,819,571 Class B ordinary shares
Zhu Lin	17,819,571 Class B ordinary shares	9.3%	0	17,819,571 Class B ordinary shares	0	17,819,571 Class B ordinary shares

*  Calculation of percentage is based on the total number of ordinary shares beneficially owned by each Reporting Person above divided by the total number of ordinary shares outstanding as of December 31, 2014, which was 192,072,453, consisting of 86,124,407 Class A ordinary shares and 105,948,046 Class B ordinary shares and including the 6,000,000 Class A Shares issued to the depositary bank of the Issuer and reserved for future exercise of options or vesting of other awards granted under the Issuer’s share incentive plans. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Gobi II, a limited partnership organized under the laws of Cayman Islands, is the record owner of 17,819,571 Class B ordinary shares of the Issuer. The general partner of Gobi II is Gobi Ventures, which is also a limited partner of Gobi II.  Each of Wai Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin beneficially owns 30%, 30%, 20% and 20% of Gobi Ventures, respectively. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, because of their relationship to Gobi II, each of Gobi Ventures, Wat Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin may be deemed to beneficially own the Class B ordinary shares of the Issuer directly held by Gobi II. Each of Gobi Ventures, Wai Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin hereby disclaims any beneficial ownership of the ordinary shares of the Issuer directly held by Gobi II, except to the extent of their respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

EXHIBIT INDEX

Exhibit No.	Description
99.A	Joint Filing Agreement, dated February 13, 2015, between Gobi Fund II, L.P., Gobi Ventures, Inc., Wai Kit Lau, Chuan Chung Wang, Jiang Tao and Zhu Lin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	Gobi Fund II, L.P.

/s/ Wai Kit Lau
Name: Wai Kit Lau
Title: Director of its General Partner

Gobi Ventures, Inc.

/s/ Wai Kit Lau
Name: Wai Kit Lau
Title: Director

Wai Kit Lau

/s/ Wai Kit Lau

Chuan Chung Wang

/s/ Chuan Chung Wang

Jiang Tao

/s/ Jiang Tao

Zhu Lin

/s/ Zhu Lin